UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2015
Commission File Number: 001-32199

Ship Finance International Limited
(Translation of registrant’s name into English)

 Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒             Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto are the unaudited condensed interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ship Finance International Limited (the “Company”) for the nine months ended September 30, 2015.
This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration No. 333-191406), filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 26, 2013.

SHIP FINANCE INTERNATIONAL LIMITED

REPORT ON FORM 6-K FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

INDEX

Unaudited Condensed Consolidated Statements of Operations for the nine months ended September 30, 2015 and September 30, 2014 and the year ended December 31, 2014	Page 4
Unaudited Condensed Consolidated Statements of Comprehensive Income for the nine months ended September 30, 2015 and September 30, 2014 and the year ended December 31, 2014	Page 5
Unaudited Condensed Consolidated Balance Sheets as of September 30, 2015 and December 31, 2014	Page 6
Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2015 and September 30, 2014 and the year ended December 31, 2014	Page 7
Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity for the nine months ended September 30, 2015 and September 30, 2014 and the year ended December 31, 2014	Page 8
Notes to the Unaudited Condensed Consolidated Financial Statements	Page 9
Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 31
Cautionary Statement Regarding Forward-Looking Statement	Page 39
Signatures	Page 40

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
for the nine months ended September 30, 2015 and September 30, 2014 and the year ended December 31, 2014
(in thousands of $, except per share amounts)

	Nine months ended		Year ended
	September 30,		December 31,
	2015	2014	2014
Operating revenues
Direct financing lease interest income - related parties	27,145	34,566	45,363
Finance lease service revenues - related parties	33,897	35,490	46,488
Profit sharing revenues - related parties	38,643	22,338	33,756
Time charter revenues - related parties	14,951	7,446	10,039
Time charter revenues - other	96,985	57,511	83,013
Bareboat charter revenues - related parties	9,381	13,235	16,364
Bareboat charter revenues - other	42,943	38,973	53,407
Voyage charter revenues - other	23,942	26,426	34,608
Other operating income	4,939	2,840	4,449
Total operating revenues	292,826	238,825	327,487
(Loss)/gain on sale of assets and termination of charters, net	3,264	20,101	23,931
Operating expenses
Vessel operating expenses - related parties	38,685	37,454	49,170
Vessel operating expenses - other	49,001	50,858	70,300
Depreciation	56,156	48,892	67,393
Vessel impairment charge	29,161	—	11,800
Administrative expenses - related parties	772	718	965
Administrative expenses - other	4,808	5,117	6,644
Total operating expenses	178,583	143,039	206,272
Net operating income	117,507	115,887	145,146
Non-operating income / (expense)
Interest income - related parties, long term loans to associated companies	14,006	18,166	24,464
Interest income - related parties, other	10,319	2,774	4,029
Interest income - other	5,833	9,413	11,958
Interest expense - other	(52,996)	(64,019)	(86,081)
Gain/(loss) on repurchase of bonds	650	(21)	(21)
Gain on sale of investment in associated company	—	—	6,055
Other financial items, net	25,530	(7,547)	(16,232)
Net income before equity in earnings of associated companies	120,849	74,653	89,318
Equity in earnings of associated companies	25,690	23,025	33,497
Net income	146,539	97,678	122,815
Per share information:
Basic earnings per share	$1.57	$1.05	$1.32
Diluted earnings per share	$1.37	$0.98	$1.24
The accompanying notes are an integral part of these condensed consolidated financial statements.

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the nine months ended September 30, 2015 and September 30, 2014 and the year ended December 31, 2014
(in thousands of $)

	Nine months ended		Year ended
	September 30,		December 31,
	2015	2014	2014
Net income	146,539	97,678	122,815
Fair value adjustments to hedging financial instruments	15,044	8,822	(351)
Fair value adjustments to hedging financial instruments in associated companies	(1,919)	938	(5)
Reclassification into net income of previous fair value adjustments to hedging financial instruments	435	(5,196)	(4,504)
Fair value adjustments to available for sale securities	(8,462)	(688)	(8,355)
Fair value adjustments to other financial instruments in associated companies	(2,151)	—	—
Other comprehensive (loss)/income	(109)	(52)	(179)
Other comprehensive income/(loss), net of tax	2,838	3,824	(13,394)

Comprehensive income	149,377	101,502	109,421
The accompanying notes are an integral part of these condensed consolidated financial statements.

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
as at September 30, 2015 and December 31, 2014
(in thousands of $, except share data)

	September 30, 2015	December 31, 2014
ASSETS
Current assets
Cash and cash equivalents	60,283	50,818
Available for sale securities	40,497	73,656
Trade accounts receivable	2,197	3,253
Due from related parties	72,235	152,491
Other receivables	15,877	10,488
Inventories	5,287	6,927
Prepaid expenses and accrued income	4,421	5,075
Investment in direct financing leases, current portion	37,739	37,517
Total current assets	238,536	340,225
Vessels and equipment, net	1,566,243	1,377,133
Newbuildings and vessel purchase deposits	43,445	87,567
Investment in direct financing leases, long-term portion	522,254	709,014
Investment in associated companies	225,228	53,457
Loans to related parties - associated companies, long-term	394,452	346,031
Long-term receivables from related parties	76,527	79,294
Other long-term assets	10,915	8,581
Deferred charges	32,941	36,958
Financial instruments (long-term): at fair value	21	3,294
Total assets	3,110,562	3,041,554

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	213,936	182,415
Trade accounts payable	1,173	2,432
Due to related parties	256	1,109
Accrued expenses	11,903	18,190
Financial instruments (short-term): at fair value	—	517
Other current liabilities	6,252	9,092
Total current liabilities	233,520	213,755
Long-term liabilities
Long-term debt	1,561,830	1,550,044
Financial instruments (long-term): at fair value	117,424	106,679
Other long-term liabilities	12,737	17,584
Total liabilities	1,925,511	1,888,062

Commitments and contingent liabilities
Stockholders’ equity
Share capital ($1 par value; 125,000,000 shares authorized; 93,468,000 and 93,404,000 shares issued and outstanding at September 30, 2015 and December 31, 2014, respectively)	93,468	93,404
Additional paid-in capital	285,859	285,248
Contributed surplus	588,133	586,089
Accumulated other comprehensive loss	(41,332)	(48,240)
Accumulated other comprehensive loss - associated companies	(6,354)	(2,284)
Retained earnings	265,277	239,275
Total stockholders’ equity	1,185,051	1,153,492
Total liabilities and stockholders’ equity	3,110,562	3,041,554
The accompanying notes are an integral part of these condensed consolidated financial statements.

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the nine months ended September 30, 2015 and September 30, 2014 and the year ended December 31, 2014
(in thousands of $)

	Nine months ended		Year ended
	September 30,		December 31,
	2015	2014	2014
Operating activities
Net income	146,539	97,678	122,815
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	56,156	48,892	67,393
Vessel impairment charge	29,161	—	11,800
Amortization of deferred charges	8,821	8,210	11,271
Amortization of seller’s credit	(1,434)	(1,432)	(1,903)
Equity in earnings of associated companies	(25,690)	(23,025)	(33,497)
Loss/(gain) on sale of assets and termination of charters	(3,264)	(20,101)	(23,931)
Gain on sale of investment in associated company	—	—	(6,055)
Gain on redemption of Horizon loan notes and warrants	(44,552)	—	—
Adjustment of derivatives to fair value recognized in net income	13,621	1,391	7,699
(Gain)/loss on repurchase of bonds	(650)	21	21
Interest receivable in form of notes	(2,182)	(2,335)	(3,197)
Other, net	(1,162)	(142)	(458)
Changes in operating assets and liabilities
Trade accounts receivable	1,058	6,120	5,109
Due from related parties	11,785	(6,463)	(20,634)
Other receivables	(6,275)	(8,952)	(9,418)
Inventories	(2,760)	(189)	(320)
Prepaid expenses and accrued income	653	(798)	(1,104)
Trade accounts payable	(1,234)	(1,655)	(1,095)
Accrued expenses	(6,045)	(1,687)	4,358
Other current liabilities	(2,841)	272	3,547
Net cash provided by operating activities	169,705	95,805	132,401
Investing activities
Repayments from investments in direct financing leases	27,326	32,880	43,120
Additions to newbuildings	(129,231)	(130,264)	(202,333)
Purchase of vessels	(273,733)	(190,899)	(192,864)
(Payments)/proceeds from sales of vessels and termination of charters	11,798	116,842	199,429
Proceeds from sale of investment in associated company	111,095	—	—
Net amounts (paid to)/ received from associated companies	(88,732)	49,015	88,585
Proceeds from repayment of investment loan	—	50,000	50,000
Proceeds from redemption of Horizon loan notes and warrants	71,681	—	—
(Purchase)/redemption of available for sale securities	(4,237)	14,304	(7,877)
Net cash used in investing activities	(274,033)	(58,122)	(21,940)
Financing activities
Shares issued, net of issuance costs	675	872	927
Payments in lieu of issuing shares for exercised share options	—	(1,196)	(1,196)
Repurchase of bonds	(12,542)	(75,262)	(75,262)
Proceeds from issuance of long-term debt	525,305	612,482	733,632
Repayments of long-term debt	(274,138)	(481,710)	(616,783)
Debt fees paid	(4,970)	(5,037)	(7,460)
Cash dividends paid	(120,537)	(113,850)	(152,142)
Net cash generated by/(used in) financing activities	113,793	(63,701)	(118,284)

Net change in cash and cash equivalents	9,465	(26,018)	(7,823)
Cash and cash equivalents at start of the period	50,818	58,641	58,641
Cash and cash equivalents at end of the period	60,283	32,623	50,818

Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	52,544	63,291	82,524
The accompanying notes are an integral part of these consolidated condensed financial statements.

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
for the nine months ended September 30, 2015 and September 30, 2014 and the year ended December 31, 2014
(in thousands of $, except number of shares)

	Nine months ended		Year ended
	September 30,		December 31,
	2015	2014	2014
Number of shares outstanding
At beginning of period	93,404,000	93,260,000	93,260,000
Shares issued	64,000	134,000	144,000
At end of period	93,468,000	93,394,000	93,404,000
Share capital
At beginning of period	93,404	93,260	93,260
Shares issued	64	134	144
At end of period	93,468	93,394	93,404
Additional paid-in capital
At beginning of period	285,248	285,632	285,632
Amortization of stock based compensation	—	29	29
Payments in lieu of issuing shares	—	(1,196)	(1,196)
Shares issued	611	738	783
At end of period	285,859	285,203	285,248
Contributed surplus
At beginning of period	586,089	581,569	581,569
Amortization of deferred equity contributions	2,044	3,474	4,520
At end of period	588,133	585,043	586,089
Accumulated other comprehensive loss
At beginning of period	(48,240)	(34,851)	(34,851)
Loss/(gain) on hedging financial instruments reclassified into earnings	435	(5,196)	(4,504)
Fair value adjustments to hedging financial instruments	15,044	8,822	(351)
Fair value adjustments to available for sale securities	(8,462)	(688)	(8,355)
Other comprehensive (loss)/ income	(109)	(52)	(179)
At end of period	(41,332)	(31,965)	(48,240)
Accumulated other comprehensive loss - associated companies
At beginning of period	(2,284)	(2,279)	(2,279)
Fair value adjustments to hedging financial instruments	(1,919)	938	(5)
Fair value adjustments to other financial instruments	(2,151)	—	—
At end of period	(6,354)	(1,341)	(2,284)
Retained earnings
At beginning of period	239,275	268,602	268,602
Net income	146,539	97,678	122,815
Dividends declared	(120,537)	(113,850)	(152,142)
At end of period	265,277	252,430	239,275
Total Stockholders’ Equity	1,185,051	1,182,764	1,153,492
The accompanying notes are an integral part of these condensed consolidated financial statements.

SHIP FINANCE INTERNATIONAL LIMITED
Notes to the Unaudited Condensed Consolidated Financial Statements

1.	INTERIM FINANCIAL DATA
The unaudited condensed interim financial statements of Ship Finance International Limited (“Ship Finance” or the “Company”) have been prepared on the same basis as the Company’s audited financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary in order to make the interim financial statements not misleading, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The accompanying unaudited condensed interim financial statements should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2014. The results of operations for the interim period ended September 30, 2015 are not necessarily indicative of the results for the entire year ending December 31, 2015.
Basis of accounting
The condensed consolidated financial statements are prepared in accordance with US GAAP. The condensed consolidated financial statements include the assets and liabilities and results of operations of the Company and its subsidiaries including variable interest entities in which the Ship Finance is deemed to be the primary beneficiary. All inter-company balances and transactions have been eliminated on consolidation.
The condensed consolidated financial statements are prepared in accordance with the accounting policies described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014.
Recently Issued Accounting Standards
In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2014-09 “Revenue from Contracts with Customers” to replace existing revenue recognition guidance and is intended to improve and converge the requirements for revenue from contracts with customers under US GAAP and International Financial Reporting Standards (“IFRS”). ASU 2014-09 is intended to remove inconsistencies and provide a more robust framework for addressing revenue issues. Initially, ASU 2014-09 was effective for reporting periods and interim periods beginning on or after December 15, 2016. Subsequently, in August 2015, the FASB issued ASU 2015-14 deferring the effective date of ASU 2014-09 by one year, however, early adoption as of the original effective date will be permitted. The Company is currently evaluating the impact that the adoption of ASU 2014-09 will have on its consolidated financial position, results of operations and cash flows.
In November 2014, the FASB issued ASU 2014-16 “Derivatives and Hedging” in order to standardize the determination of whether the host contract in a hybrid financial instrument issued in the form of a share is more akin to debt or to equity. ASU 2014-16 requires that all terms and features of the hybrid instrument, including the embedded derivative feature itself, must be taken into account when establishing separate accounting for the embedded derivative. ASU 2014-16 is effective for fiscal years and interim periods beginning on or after December 15, 2015. The Company is currently assessing the impact of ASU 2014-16 on its consolidated financial position, results of operations and cash flows.
In February 2015, the FASB issued ASU 2015-02 “Consolidation: Amendments to the Consolidation Analysis” in order to clarify the basis for consolidation of certain legal entities. ASU 2015-02 changes the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. Specifically, ASU 2015-02 (i) modifies the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities, (ii) eliminates the presumption that a general partner should consolidate a limited partnership, (iii) affects the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships, and (iv) provides a scope exception from consolidation guidance for reporting entities with interests in certain legal entities. ASU 2015-02 is effective for public business entities for fiscal years and interim periods beginning on or after December 15, 2015. Early adoption is permitted. The Company is currently assessing the impact of ASU 2015-02 on its consolidated financial position, results of operations and cash flows.
In April 2015, the FASB issued ASU 2015-03 “Simplifying the Presentation of Debt Issuance Costs” to simplify presentation of debt issuance costs. Given the absence of authoritative guidance within ASU 2015-03 for debt issuance costs related to line-of-credit arrangements, ASU 2015-15 was subsequently issued in August 2015 to add SEC paragraphs pursuant to the SEC Staff Announcement at the June 18, 2015 Emerging Issues Task Force (“EITF”) meeting about the presentation and subsequent measurement of debt issuance costs associated with line-of-credit arrangements.

The amendments require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in these updates. ASU 2015-03 is effective for public entities with reporting periods beginning after December 15, 2015. Early adoption is permitted for financial statements that have not been previously issued. The Company believes that the implementation of updates ASU 2015-03 and ASU 2015-15 will only affect the presentation of debt issuance costs which will be shown as a direct deduction of the related debt instead of under non-current assets in the accompanying balance sheets.

2.	GAIN ON SALE OF ASSETS AND TERMINATION OF CHARTERS
In January 2015, the indirect limited performance guarantee provided by Ship Finance International Limited in respect of the $210.0 million secured term loan facility relating to five container vessels became exhausted (see Note 9: Short-Term and Long-Term Debt). In February 2015, the Company signed an agreement with the lenders under the loan facility whereby ownership of the vessels together with associated working capital was transferred to unrelated third parties, and Ship Finance International Limited and its subsidiaries ceased to have any further interest in the vessels or obligations under the loan facility. In the nine months ended September 30, 2015, an aggregate loss of $114,000 was recorded on disposal of these vessels. An impairment charge of $11.8 million had been recorded against the carrying value of the vessels in the fourth quarter of 2014.
In addition to the loss on the disposal of the above five container vessels, in the nine months ended September 30, 2015, the Company also sold the 1995 built Suezmax Front Glory to an unrelated third party and recorded a gain of $3.4 million on the sale.

3.	OTHER FINANCIAL ITEMS, NET

Other financial items comprise the following items:

	Nine months ended September 30,		Year ended December 31,
(in thousands of $)	2015	2014	2014
Fair value gain/(loss) of non-designated derivatives, net	(13,197)	(1,368)	(7,636)
Net cash payments on non-designated derivatives	(4,334)	(5,078)	(7,196)
Fair value gain/(loss) of designated derivatives (ineffective portion)	(424)	(23)	(63)
Gain on sale of loan notes and share warrants	44,552	—	—
Other items	(1,067)	(1,078)	(1,337)
Other financial items, net	25,530	(7,547)	(16,232)

The net movement in the fair values of non-designated derivatives and net cash payments thereon relate to non-designated, terminated or de-designated interest rate swaps and cross currency interest rate swaps. The net movement in the fair values of designated derivatives relates to the ineffective portion of interest rate swaps and cross currency interest rate swaps that have been designated as cash flow hedges. Changes in the fair values of the effective portion of interest rate swaps that are designated as cash flow hedges are reported under “Other comprehensive income”. The above net decrease in valuation of non-designated derivatives in the nine months ended September 30, 2015, includes $435,000 reclassified from “Other comprehensive income”, as a result of certain interest rate swaps relating to loan facilities no longer being designated as cash flow hedges (nine months ended September 30, 2014: $5.2 million reclassified from “Other comprehensive income”; year ended December 31, 2014: $4.5 million reclassified to “Other comprehensive income”).

In May 2015, the Company sold its holding of loan notes in Horizon Lines, LLC and share warrants in Horizon Lines, Inc. for total net cash proceeds of approximately $71.7 million. These unlisted second lien interest-bearing loan notes and share warrants were received as compensation on termination of charters to Horizon Lines, LLC in April 2012. At the time of disposal, the notes had a carrying value of approximately $25.9 million (December 31, 2014: $23.7 million) and the warrants had a carrying value of approximately $1.2 million (December 31, 2014: $1.2 million), resulting in a gain of $44.6 million on disposal.

Other items include bank charges, fees relating to loan facilities and foreign currency translation adjustments.

4.	AVAILABLE FOR SALE SECURITIES
Marketable securities held by the Company are debt securities considered to be available-for-sale securities.

(in thousands of $)	September 30, 2015	December 31, 2014
Amortized cost	56,046	80,743
Accumulated net unrealized loss	(15,549)	(7,087)
Carrying value	40,497	73,656
The Company's investment in marketable securities consists of investments in secured notes. The net unrealized accumulated loss on available-for-sale securities included in other comprehensive income as at September 30, 2015 was $15.5 million (December 31, 2014: $7.1 million).
The above available for sale securities consist of listed and unlisted corporate bonds with a total carrying value of $40.5 million (December 31, 2014: $49.9 million) and unlisted second lien interest-bearing loan notes with carrying value $nil (December 31, 2014: $23.7 million). The second lien loan notes were issued by Horizon Lines, LLC as part of compensation received on termination of charters in April 2012 and were redeemed on May 29, 2015 (see Note 3: Other Financial Items). The total face value of the second lien loan notes at December 31, 2014 was $59.4 million.

5.	VESSELS AND EQUIPMENT, NET

(in thousands of $)	September 30, 2015	December 31, 2014
Cost	1,867,859	1,715,510
Accumulated depreciation	(301,616)	(338,377)
Vessels and equipment, net	1,566,243	1,377,133
During the nine months ended September 30, 2015, the Company took delivery of two 8,700 twenty-foot equivalent units (“TEU”) newbuilding container vessels at an aggregate cost of $173.2 million, eight second-hand Capesize dry bulk carriers from Golden Ocean Group Limited (“Golden Ocean”) at an aggregate cost of $272.0 million and disposed of five container vessels with carrying values totaling $172.5 million.
During the nine months ended September 30, 2015, the Company recorded an impairment charge of $29.2 million against the carrying value of two container vessels.

6.	NEWBUILDINGS AND VESSEL PURCHASE DEPOSITS
In January 2015, the Company took delivery of two 8,700 TEU newbuilding container vessels, which were under construction at December 31, 2014.
In June 2015, the Company agreed to acquire three 9,300-9,500 TEU newbuilding container vessels from an unrelated third party. One of the vessels was delivered from the shipyard in November 2015 and the remaining two are expected to be delivered in the first and second quarters of 2016. The Company has made deposit payments totaling $43.4 million in respect of these three vessels at September 30, 2015.

7.	INVESTMENTS IN DIRECT FINANCING LEASES
As at September 30, 2015, the Company had 12 VLCCs and four Suezmax tankers on charter to Frontline Shipping Limited (“Frontline Shipping”) on long-term, fixed rate time charters which extend for various periods depending on the age of the vessels, ranging from approximately four to 12 years. Frontline Shipping is a subsidiary of Frontline Ltd. (“Frontline”), a related party, and the terms of the charters do not provide them with an option to terminate the charters before the end of their terms.
One of the Company’s offshore supply vessels is chartered on a long-term bareboat charter to DESS Cyprus Limited, a wholly-owned subsidiary of Deep Sea Supply Plc., a related party. Another of the Company's offshore supply vessels is chartered on a long term bareboat charter to Deep Sea Supply Shipowning II AS, a wholly owned subsidiary of Deep Sea Supply BTG AS, which is a joint venture owned 50% by Deep Sea Supply Plc. and 50% by BTG Pactual Oil & Gas Empreendimentos e Particapacoes S.A., or BTG Pactual. We refer to Deep Sea Supply Plc. and Deep Sea Supply BTG AS together as “Deep Sea”. The terms of the charters provide the charterer with various call options to acquire the vessels at certain dates throughout the charters, which expire in 2020.
The above assets (18 vessels) of the Company are accounted for as direct financing leases, all of which are leased to related parties. The following lists the components of the investments in direct financing leases as at September 30, 2015.

(in thousands of $)	September 30, 2015	December 31, 2014
Total minimum lease payments to be received	903,262	1,174,327
Less: amounts representing estimated executory costs including profit thereon, included in total minimum lease payments	(405,281)	(330,056)
Net minimum lease payments receivable	497,981	844,271
Estimated residual values of leased property (un-guaranteed)	232,003	239,002
Less: unearned income	(169,991)	(243,419)
	559,993	839,854
Less: deferred deemed equity contribution	—	(86,585)
Less: unamortized gains	—	(6,738)
Total investment in direct financing and sales-type leases	559,993	746,531

Current portion	37,739	37,517
Long-term portion	522,254	709,014
	559,993	746,531

On June 5, 2015, amendments were made to the charter agreements with Frontline Shipping and Frontline Shipping II Limited, which relate to 12 VLCCs and four Suezmax tankers accounted for as direct financing leases. The amendments, which are presented in more detail in Note 14: Related Party Transactions, resulted in a reduction in minimum lease payments to be received and an increase in executory costs from July 1, 2015, onwards. These amendments, together with the $150.2 million fair value of Frontline shares received as compensation, are reflected in the above position as at September 30, 2015. Under the provisions of ASC Topic 840 “Leases”, the modifications to the lease agreements do not constitute new leases. In the course of re-stating the amended leases, it was concluded that the amortization of the deferred deemed equity contribution and other gains is no longer appropriate, and these items are now incorporated into the revised lease schedules. Two of the Suezmax tankers accounted for as direct financing leases above, were sold subsequent to the quarter ended September 30, 2015 (see Note 17: Subsequent Events).

8.	INVESTMENT IN ASSOCIATED COMPANIES

The Company has certain wholly-owned subsidiaries which are accounted for using the equity method, as it has been determined under ASC 810 that they are variable interest entities in which Ship Finance is not the primary beneficiary.
In addition, the Company received 55 million shares in Frontline on June 5, 2015 (see Note 7 and Note 14), which following receipt was determined to be an associated company. Frontline is listed on the New York Stock Exchange and reports its operating results on a quarterly basis.
At September 30, 2015, September 30, 2014 and December 31, 2014, the Company has the following participation in investments that are recorded using the equity method:

	September 30, 2015	September 30, 2014	December 31, 2014
SFL West Polaris Limited (“SFL West Polaris”)	—%	100.00%	—%
SFL Deepwater Ltd (“SFL Deepwater”)	100.00%	100.00%	100.00%
Bluelot Shipping Company Limited (“Bluelot”)	—%	—%	—%
SFL Corte Real Limited (“Corte Real”)	—%	—%	—%
SFL Hercules Ltd (“SFL Hercules”)	100.00%	100.00%	100.00%
SFL Linus Ltd (“SFL Linus”)	100.00%	100.00%	100.00%
Frontline	27.73%	—%	—%

Summarized balance sheet information of the Company’s wholly-owned equity method investees is as follows:

	As of September 30, 2015
(in thousands of $)	TOTAL	Bluelot	Corte Real	SFL West Polaris	SFL Deepwater	SFL Hercules	SFL Linus
Current assets	132,028	—	—	—	32,986	38,602	60,440
Non-current assets	1,241,064	—	—	—	374,774	371,056	495,234
Total assets	1,373,092	—	—	—	407,760	409,658	555,674
Current liabilities	145,550	—	—	—	25,186	28,595	91,769
Non-current liabilities	1,152,755	—	—	—	344,977	364,211	443,567
Total Liabilities	1,298,305	—	—	—	370,163	392,806	535,336
Total stockholders’ equity	74,787	—	—	—	37,597	16,852	20,338

	As of December 31, 2014
(in thousands of $)	TOTAL	Bluelot	Corte Real	SFL West Polaris	SFL Deepwater	SFL Hercules	SFL Linus
Current assets	127,268	—	—	—	44,297	38,619	44,352
Non-current assets	1,324,765	—	—	—	397,191	397,226	530,348
Total assets	1,452,033	—	—	—	441,488	435,845	574,700
Current liabilities	122,861	—	—	—	38,376	32,945	51,540
Non-current liabilities	1,275,715	—	—	—	371,147	391,500	513,068
Total Liabilities	1,398,576	—	—	—	409,523	424,445	564,608
Total stockholders’ equity	53,457	—	—	—	31,965	11,400	10,092

Summarized statement of operations information of the Company’s wholly-owned equity method investees is as follows:

	Nine months ended September 30, 2015
(in thousands of $)	TOTAL	Bluelot	Corte Real	SFL West Polaris	SFL Deepwater	SFL Hercules	SFL Linus
Operating revenues	53,287	—	—	—	16,907	17,554	18,826
Net operating revenues	53,281	—	—	—	16,905	17,552	18,824
Net income	23,250	—	—	—	5,632	5,452	12,166

	Nine months ended September 30, 2014
(in thousands of $)	TOTAL	Bluelot	Corte Real	SFL West Polaris	SFL Deepwater	SFL Hercules	SFL Linus
Operating revenues	80,093	1,171	2,492	16,564	19,037	18,745	22,084
Net operating revenues	77,028	232	431	16,547	19,025	18,724	22,069
Net income	23,025	232	431	3,143	6,185	5,999	7,035

	Year ended December 31, 2014
(in thousands of $)	TOTAL	Bluelot	Corte Real	SFL West Polaris	SFL Deepwater	SFL Hercules	SFL Linus
Operating revenues	108,632	1,171	2,492	22,251	24,917	24,565	33,236
Net operating revenues	105,567	232	431	22,234	24,905	24,544	33,221
Net income	33,497	232	431	4,643	8,023	7,755	12,413

At September 30, 2015, the carrying value of the Company's investment in Frontline was $150.4 million and its share of the net income of Frontline since receipt of the shares on June 5, 2015 amounted to $2.4 million. As at September 30, 2015, the quoted value of the Company's investment in Frontline was $148.0 million.

On November 30, 2015, the merger between Frontline and Frontline 2012 Ltd. (“Frontline 2012”) was completed, resulting in Frontline 2012 becoming a wholly-owned subsidiary of Frontline. Consequently, the Company's interest has been diluted and reduced from the 27.73% at September 30, 2015 to approximately 7% in the merged entity (see Note 17: Subsequent Events).

SFL West Polaris was a 100% owned subsidiary of Ship Finance, incorporated in 2008 for the purpose of holding an ultra deepwater drillship and leasing that vessel to Seadrill Polaris Ltd. ("Seadrill Polaris"), fully guaranteed by its parent company Seadrill Limited (“Seadrill”), a related party. The vessel was chartered on a bareboat basis and the terms of the charter provided the charterer with various call options to acquire the vessel at certain dates throughout the charter. In addition, SFL West Polaris had a put option to sell the vessel to Seadrill Polaris at a fixed price at the end of the charter, which expired in 2023. Because the main asset of SFL West Polaris was the subject of a lease which included both fixed price call options and a fixed price put option, it was determined that this subsidiary of Ship Finance was a variable interest entity in which Ship Finance was not the primary beneficiary. In December 2014, the parent company of the charterer advised the Company of its intention to exercise a purchase option, and the transaction was effected on December 30, 2014 as a sale of SFL West Polaris. The Company recorded a gain of $6.1 million on the sale, which was recorded as “Gain on sale of investment in associated company”. In December 2012, SFL West Polaris entered into a $420 million five year term loan and revolving credit facility, which was used in January 2013 to refinance the previous facility established in 2008. Although SFL West Polaris was no longer one of its subsidiaries, the Company guaranteed $88.0 million of this debt until June 19, 2015, when the guarantee obligation was released.

SFL Deepwater is a 100% owned subsidiary of Ship Finance, incorporated in 2008 for the purpose of holding two ultra-deepwater drilling rigs and leasing those rigs to Seadrill Deepwater Charterer Ltd. (“Seadrill Deepwater”) and Seadrill Offshore AS (“Seadrill Offshore”), two wholly-owned subsidiaries of Seadrill whose performances under the leasing arrangements are fully guaranteed by Seadrill. In June 2013, one of the rigs, West Hercules, was transferred from SFL Deepwater to SFL Hercules, also a 100% owned subsidiary of Ship Finance, at the carrying value of the investment in finance lease. The remaining rig, West Taurus, is chartered on a bareboat basis and the terms of the charter provide Seadrill Deepwater with various call options to acquire the rig at certain dates throughout the charter. In addition, there is an obligation for the charterer to purchase the rig at a fixed price at the end of the charter, which expires in 2023. Because the main asset of SFL Deepwater is the subject of a lease which includes both fixed price call options and a fixed price purchase obligation, it has been determined that this subsidiary of Ship Finance is a variable interest entity in which Ship Finance is not the primary beneficiary. In October 2013, SFL Deepwater entered into a $390.0 million five year term loan and revolving credit facility, which was used in November 2013 to refinance the outstanding balance under the previous facility entered into in September 2008, and for general corporate purposes. At September 30, 2015, the balance outstanding under the new facility was $226.8 million and in addition $50.0 million was available to draw under the revolving part of the facility. The Company guaranteed $85.0 million of this debt at September 30, 2015.

SFL Hercules is a 100% owned subsidiary of Ship Finance which was incorporated in January 2012 for the purpose of holding the ultra-deepwater drilling rig West Hercules and leasing that rig to Seadrill Offshore, fully guaranteed by its parent company Seadrill. The rig was transferred, together with the corresponding lease, to SFL Hercules from SFL Deepwater in June 2013. The terms of the charter provide the charterer with various call options to acquire the vessel at certain dates throughout the charter. In addition, there is an obligation for the charterer to purchase the rig at a fixed price at the end of the charter, which expires in 2023. Because the main asset of SFL Hercules is the subject of a lease which includes both fixed price call options and a fixed price purchase obligation, it has been determined that this subsidiary of Ship Finance is a variable interest entity in which Ship Finance is not the primary beneficiary. In May 2013, SFL Hercules entered into a $375 million secured term loan and revolving credit facility with a syndicate of banks to partly fund its acquisition of the rig from SFL Deepwater. The facility was drawn in June 2013 and at September 30, 2015, the balance outstanding under this facility was $263.1 million and in addition $50.0 million was available to draw under the revolving part of the facility. The Company guaranteed $80.0 million of this debt at September 30, 2015.

SFL Linus is a 100% owned subsidiary of Ship Finance, acquired from North Atlantic Drilling Ltd (“NADL”), a related party, in 2013. SFL Linus held a newbuilding harsh environment jack-up drilling rig which upon delivery in February 2014 was leased to North Atlantic Linus Charterer Ltd. (“North Atlantic Charterer”), fully guaranteed by its parent company NADL. The vessel is chartered on a bareboat basis and the terms of the charter provide the charterer with various call options to acquire the vessel at certain dates throughout the charter. In addition, SFL Linus has a put option to sell the vessel to North Atlantic Charterer at a fixed price at the end of the charter, which expires in 2029. Because the main asset of SFL Linus is the subject of a lease which includes both fixed price call options and a fixed price put option, it has been determined that this subsidiary of Ship Finance is a variable interest entity in which Ship Finance is not the primary beneficiary. In October 2013, SFL Linus entered into a $475 million five year term loan and revolving credit facility to partly finance the acquisition of the rig. The facility was drawn when the rig was delivered to SFL Linus and the charter commenced in February 2014. At September 30, 2015, the balance outstanding under this facility was $365.6 million and in addition $50.0 million was available to draw under the revolving part of the facility. The Company guaranteed $90.0 million of the debt at September 30, 2015. In February 2015, amendments were made to the lease, whereby Seadrill replaced NADL as lease guarantor.

Bluelot and Corte Real are 100% owned subsidiaries of Ship Finance, each incorporated in 2010 for the purpose of leasing in a 13,800 TEU container vessel on a bareboat charter basis, and leasing out the vessel on a time charter basis to CMA CGM S.A. (“CMA CGM”). In November and December 2013, CMA CGM exercised its options to acquire the two vessel-owning entities, and the charter agreements were terminated in January and March 2014, respectively. The business activities of Bluelot and Corte Real were discontinued upon the re-delivery of their respective vessels to CMA CGM, since when they have been fully consolidated.

SFL Deepwater, SFL Hercules and SFL Linus have loan facilities for which Ship Finance provides limited guarantees, as indicated above. These loan facilities contain financial covenants, with which both Ship Finance and Seadrill must comply. As at September 30, 2015, Ship Finance and Seadrill were in compliance with all of the covenants under these long-term debt facilities.

9.	SHORT-TERM AND LONG-TERM DEBT

(in thousands of $)	September 30, 2015	December 31, 2014
Long-term debt:
3.75% senior unsecured convertible bonds due 2016	125,000	125,000
NOK600 million senior unsecured floating rate bonds due 2017	66,293	76,487
3.25% senior unsecured convertible bonds due 2018	350,000	350,000
NOK900 million senior unsecured floating rate bonds due 2019	93,045	119,277
U.S. dollar denominated floating rate debt (LIBOR plus margin) due through 2023	1,141,428	1,061,695
	1,775,766	1,732,459
Less: Current portion of long-term debt	(213,936)	(182,415)
	1,561,830	1,550,044

The outstanding debt as of September 30, 2015 is repayable as follows:

(in thousands of $)
Year ending December 31,

2015 (remaining three months)	22,209
2016	213,976
2017	186,469
2018	661,730
2019	258,980
Thereafter	432,402
Total debt	1,775,766
The weighted average interest rate for floating rate debt denominated in U.S. dollars and Norwegian kroner (“NOK”) was 3.98% per annum at September 30, 2015 (December 31, 2014: 4.98%). This rate takes into consideration the effect of related interest rate swaps. At September 30, 2015, the three month US Dollar London Interbank Offered Rate, or LIBOR, was 0.325% (December 31, 2014: 0.256%) and the Norwegian Interbank Offered Rate, or NIBOR, was 1.12% (December 31, 2014: 1.48%).
3.75% senior unsecured convertible bonds due 2016
On February 10, 2011, the Company issued a senior unsecured convertible bond loan totaling $125.0 million. Interest on the bonds is fixed at 3.75% per annum and is payable in cash semi-annually in arrears on February 10 and August 10. The bonds are convertible into Ship Finance International Limited common shares at any time up to 10 banking days prior to February 10, 2016. The conversion price at the time of issue was $27.05 per share, representing a 35% premium to the share price at the time. Since then, dividend distributions have reduced the conversion price to $16.61. The Company has the right to call the bonds after March 3, 2014, if the value of the shares underlying each bond exceeds, for a specified period of time, 130% of the principal amount of the bond.
NOK600 million senior unsecured bonds due 2017
On October 19, 2012, the Company issued a senior unsecured bond loan totaling NOK600 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on October 19, 2017. The bonds may, in their entirety, be redeemed at the Company's option from April 19, 2017, upon giving bondholders at least 30 business days notice and paying 100.5% of par value plus accrued interest. Since their issue, the Company has purchased bonds with principal amounts totaling NOK43.0 million, of which NOK8.0 million have subsequently been sold. The Company holds bonds purchased as treasury bonds. The net amount outstanding at September 30, 2015, was NOK565.0 million, equivalent to $66.3 million (December 31, 2014: NOK572 million, equivalent to $76.5 million).

3.25% senior unsecured convertible bonds due 2018
On January 30, 2013, the Company issued a senior unsecured convertible bond loan totaling $350.0 million. Interest on the bonds is fixed at 3.25% per annum and is payable in cash quarterly in arrears on February 1, May 1, August 1 and November 1. The bonds are convertible into Ship Finance International Limited common shares at any time up to 10 banking days prior to February 1, 2018. The conversion price at the time of issue was $21.945 per share, representing a 33% premium to the share price at the time. Since then, dividend distributions have reduced the conversion price to $16.7778. In conjunction with the bond issue, the Company loaned up to 6,060,606 of its common shares to an affiliate of one of the underwriters of the issue, in order to assist investors in the bonds to hedge their position. The shares that were lent by the Company were borrowed from Hemen Holding Ltd., the largest shareholder of the Company, for a one-time loan fee of $1.0 million.
As required by ASC 470-20 “Debt with conversion and other options”, the Company calculated the equity component of the convertible bond taking into account both the fair value of the conversion option and the fair value of the share lending arrangement. The equity component was valued at $20.7 million in 2013 and this amount was recorded as “Additional paid-in capital”, with a corresponding adjustment to “Deferred charges” which are amortized to “Interest expense” over the appropriate period. The amortization of this item amounted to $3.1 million for the nine months ended September 30, 2015.
NOK900 million senior unsecured bonds due 2019
On March 19, 2014, the Company issued a senior unsecured bond loan totaling NOK900 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on March 19, 2019. The bonds may, in their entirety, be redeemed at the Company's option from September 19, 2018, upon giving bondholders at least 30 business days notice and paying 100.5% of par value plus accrued interest. Subsequent to their issue, the Company has purchased bonds with principal amounts totaling NOK107.0 million at September 30, 2015, which are being held as treasury bonds. The net amount outstanding at September 30, 2015, was NOK793 million, equivalent to $93.0 million (December 31, 2014: NOK892 million, equivalent to $119.3 million).
$210 million secured term loan facility
In April 2006, five wholly-owned subsidiaries of the Company entered into a $210.0 million secured term loan facility with a syndicate of banks to partly fund the acquisition of five new container vessels. The terms of the loan were initially linked to long-term charters of the vessels, and the Company did not provide a corporate guarantee for the facility. In April 2012, the long-term charters were terminated and the terms of the loan agreement were amended. Although the facility continued without recourse to the Company, as part of the amended agreement the Company guaranteed that revenues received by the vessel-owning subsidiaries would achieve certain minimum levels for each vessel. In January 2015, this indirect limited performance guarantee became exhausted and in February 2015 the Company signed an agreement with the lenders under the facility whereby ownership of the vessels together with associated working capital was transferred to unrelated third parties, and Ship Finance International Limited and its subsidiaries have no future interest in the vessels or obligations under the loan facility. Accordingly, the amount outstanding at September 30, 2015, was $nil (December 31, 2014: $171.4 million).
$30 million secured revolving credit facility
In February 2008, a wholly-owned subsidiary of the Company entered into a $30.0 million secured revolving credit facility with a bank. The proceeds of the facility were used to partly fund the acquisition of a 1,700 TEU container vessel, which also served as security for this facility. The facility, which was fully prepaid and canceled in January 2015, bore interest at LIBOR plus a margin and had a term of seven years. The amount outstanding at September 30, 2015, was $nil (December 31, 2014: $3.0 million).
$49 million secured term loan and revolving credit facility
In March 2008, two wholly-owned subsidiaries of the Company entered into a $49.0 million secured term loan and revolving credit facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two newbuilding chemical tankers, which also serve as security for this facility. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of ten years. At September 30, 2015, the available amount under the revolving part of the facility was $4.6 million. The net amount outstanding at September 30, 2015, was $18.0 million (December 31, 2014: $28.0 million).

$43 million secured term loan facility
In February 2010, a wholly-owned subsidiary of the Company entered into a $42.6 million secured term loan facility with a bank, bearing interest at LIBOR plus a margin and with a term of approximately five years. The facility is secured against a Suezmax tanker. In November 2014, the terms of the loan were amended and restated, and the facility now matures in November 2019. The net amount outstanding at September 30, 2015, was $27.0 million (December 31, 2014: $29.1 million).
$725 million secured term loan and revolving credit facility
In March 2010, the Company entered into a $725.0 million secured term loan and revolving credit facility with a syndicate of banks, secured by 26 vessels chartered to subsidiaries of Frontline. Twelve of these vessels were sold since the facility was entered into and at December 31, 2014, the facility was secured against the remaining 14 vessels. The facility, which was fully prepaid and canceled in February 2015, bore interest at LIBOR plus a margin and was repayable over a term of five years. The amount outstanding at September 30, 2015, was $nil (December 31, 2014: $71.5 million).
$43 million secured term loan facility
In March 2010, a wholly-owned subsidiary of the Company entered into a $42.6 million secured term loan facility with a bank, bearing interest at LIBOR plus a margin and with a term of five years. The facility is secured against a Suezmax tanker. In March 2015, the terms of the loan were amended and restated, and the facility now matures in March 2020. The net amount outstanding at September 30, 2015, was $27.0 million (December 31, 2014: $29.1 million).
$54 million secured term loan facility
In November 2010, two wholly-owned subsidiaries of the Company entered into a $53.7 million secured term loan facility with a bank, secured by two Supramax dry bulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of eight years. The net amount outstanding at September 30, 2015, was $35.1 million (December 31, 2014: $38.0 million).
$95 million secured term loan and revolving credit facility
In February 2011, a wholly-owned subsidiary of the Company entered into a $95.0 million secured term loan and revolving credit facility with a bank, secured by a jack-up drilling rig. The facility bears interest at LIBOR plus a margin and has a term of seven years. At September 30, 2015, the available amount under the revolving part of the facility was $25.0 million. The net amount outstanding at September 30, 2015, was $25.0 million (December 31, 2014: $57.5 million).
$75 million secured term loan facility
In March 2011, three wholly-owned subsidiaries of the Company entered into a $75.4 million secured term loan facility with a bank, secured by three Supramax dry bulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately eight years. The net amount outstanding at September 30, 2015, was $52.2 million (December 31, 2014: $56.6 million).
$171 million secured term loan facility
In May 2011, eight wholly-owned subsidiaries of the Company entered into a $171.0 million secured loan facility with a syndicate of banks. The facility is supported by China Export & Credit Insurance Corporation, or SINOSURE, which provides an insurance policy in favor of the banks for part of the outstanding loan. The facility is secured by a 1,700 TEU container vessel, and seven Handysize dry bulk carriers. The facility bears interest at LIBOR plus a margin and has a term of approximately ten years from delivery of each vessel. The net amount outstanding at September 30, 2015, was $125.2 million (December 31, 2014: $134.2 million).
$167 million secured term loan and revolving credit facility
In July 2011, five wholly-owned subsidiaries entered into a $166.8 million secured term loan and revolving credit facility agreement with a syndicate of banks, secured against five VLCCs chartered to subsidiaries of Frontline. Two of the VLCCs were sold in 2013 and at December 31, 2014 the facility was secured against the three remaining VLCCs. The facility, which was fully prepaid and canceled in June 2015, bore interest at LIBOR plus a margin and was repayable over a term of six years. The amount outstanding at September 30, 2015, was $nil (December 31, 2014: $72.2 million).

$53 million secured term loan facility
In November 2012, two wholly-owned subsidiaries of the Company entered into a $53.2 million secured term loan facility with a bank, secured against two car carriers. The facility bears interest at LIBOR plus a margin and has a term of approximately five years. The net amount outstanding at September 30, 2015 was $41.0 million (December 31, 2014: $44.3 million).
$45 million secured term loan facility and revolving credit facility
In June 2014, seven wholly-owned subsidiaries of the Company entered into a $45.0 million secured term loan and revolving credit facility with a bank, secured against seven 4,100 TEU container vessels acquired in the year ended December 31, 2014. The facility bears interest at LIBOR plus a margin and has a term of five years. At September 30, 2015, the available amount under the revolving part of the facility was $9.0 million. The net amount outstanding at September 30, 2015, was $36.0 million (December 31, 2014: $45.0 million).
$101 million secured term loan facility
In August 2014, six wholly-owned subsidiaries of the Company entered into a $101.4 million secured term loan facility with a syndicate of banks, secured against six offshore supply vessels. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of five years. The net amount outstanding at September 30, 2015, was $90.5 million (December 31, 2014: $98.7 million).
$20 million secured term loan facility
In September 2014, two wholly-owned subsidiaries of the Company entered into a $20.0 million secured term loan facility with a bank, secured against two 5,800 TEU container vessels acquired in the year ended December 31, 2014. The facility bears interest at LIBOR plus a margin and has a term of five years. The net amount outstanding at September 30, 2015, was $20.0 million (December 31, 2014: $20.0 million).
$128 million secured term loan facility
In September 2014, two wholly-owned subsidiaries of the Company entered into a $127.5 million secured term loan facility with a bank, for the post-delivery financing of two 8,700 TEU newbuilding container vessels. The vessels were delivered from the shipyard in the year ended December 31, 2014. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at September 30, 2015, was $120.1 million (December 31, 2014: $126.4 million).
$128 million secured term loan facility
In November 2014, two wholly-owned subsidiaries of the Company entered into a $127.5 million secured term loan facility with a bank, for the post-delivery financing of two 8,700 TEU newbuilding container vessels. The vessels were delivered from the shipyard in January 2015. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at September 30, 2015, was $123.3 million (December 31, 2014: $nil).
$39 million secured term loan facility
In December 2014, two wholly-owned subsidiaries of the Company entered into a $39.0 million secured term loan facility with a bank, secured against two Kamsarmax dry bulk carriers acquired in the year ended December 31, 2014. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately eight years. The net amount outstanding at September 30, 2015, was $34.6 million (December 31, 2014: $36.4 million).
$250 million secured revolving credit facility
In June 2015, 17 wholly-owned subsidiaries of the Company entered into a $250.0 million secured revolving credit facility with a syndicate of banks, secured against 17 tankers chartered to Frontline Shipping. The facility bears interest at LIBOR plus a margin and has a term of three years. One of these vessels was sold in the nine months ended September 30, 2015 and the facility is secured against the remaining 16 vessels at September 30, 2015. At September 30, 2015, the available amount under the facility was $40.0 million. The net amount outstanding at September 30, 2015, was $203.5 million (December 31, 2014: $nil).

$166 million secured term loan facility
In July 2015, eight wholly-owned subsidiaries of the Company entered into a $166.4 million secured term loan facility with a syndicate of banks, secured against eight Capesize dry bulk carriers acquired in the nine months ended September 30, 2015. The facility bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at September 30, 2015, was $162.9 million (December 31, 2014: $nil).
The aggregate book value of assets pledged as security against borrowings at September 30, 2015, was $2,060 million (December 31, 2014: $2,062 million).
Agreements related to long-term debt provide limitations on the amount of total borrowings and secured debt, and acceleration of payment under certain circumstances, including failure to satisfy certain financial covenants. As of September 30, 2015, the Company is in compliance with all of the covenants under its long-term debt facilities. The $101.4 million secured term loan facility entered into in August 2014 contains certain financial covenants on Deep Sea Supply Plc. and Deep Sea Supply BTG AS. As at September 30, 2015, Deep Sea Supply Plc. and Deep Sea Supply BTG AS were in compliance with all covenants under the loan agreement.

10.	FINANCIAL INSTRUMENTS
In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates and exchange rates. The Company has a portfolio of swaps which swap floating rate interest to fixed rate, and which also fix the Norwegian kroner to US dollar exchange rate applicable to the interest payable and principal repayment on the NOK denominated bonds due 2017 and 2019. From a financial perspective, these swaps hedge interest rate and exchange rate exposure. The counterparties to such contracts are DNB Bank, Nordea Bank Finland Plc, ABN AMRO Bank N.V., NIBC Bank N.V., Skandinaviska Enskilda Banken AB (publ), ING Bank N.V., Danske Bank A/S and Swedbank AB (publ). Credit risk exists to the extent that the counterparties are unable to perform under the contracts, but this risk is considered remote as the counterparties are all banks which have provided the Company with loans to which the swaps relate.

The following table presents the fair values of the Company’s derivative instruments that were designated as cash flow hedges and qualified as part of a hedging relationship, and those that were not designated:

(in thousands of $)	September 30, 2015	December 31, 2014
Designated derivative instruments - long-term assets:
Interest rate swaps	21	710
Non-designated derivative instruments - long-term assets:
Interest rate swaps	—	2,584
Total derivative instruments - long-term assets	21	3,294

(in thousands of $)	September 30, 2015	December 31, 2014
Designated derivative instruments -short-term liabilities:
Interest rate swaps	—	292
Non-designated derivative instruments -short-term liabilities:
Interest rate swaps	—	225
Total derivative instruments - short-term liabilities	—	517

(in thousands of $)	September 30, 2015	December 31, 2014
Designated derivative instruments - long-term liabilities:
Interest rate swaps	17,154	40,058
Cross currency interest rate swaps	85,894	63,083
Non-designated derivative instruments - long-term liabilities:
Interest rate swaps	5,405	1,565
Cross currency interest rate swaps	8,971	1,973
Total derivative instruments - long-term liabilities	117,424	106,679
Interest rate risk management
The Company manages its debt portfolio with interest rate swap agreements denominated in U.S. dollars and Norwegian kroner to achieve an overall desired position of fixed and floating interest rates. At September 30, 2015, the Company and its consolidated subsidiaries had entered into interest rate swap transactions, involving the payment of fixed rates in exchange for LIBOR or NIBOR, as summarized below. The summary includes all swap transactions, most of which are hedges against specific loans.

Notional Principal (in thousands of $)	Inception date	Maturity date	Fixed interest rate

$32,314 (reducing to $24,794)	March 2008	August 2018	4.05% - 4.15%
$35,117 (reducing to $23,394)	April 2011	December 2018	2.13% - 2.80%
$52,232 (reducing to $34,044)	May 2011	January 2019	0.80% - 2.58%
$100,000 (remaining at $100,000)	August 2011	August 2021	2.50% - 2.93%
$161,000 (reducing to $79,733)	May 2012	August 2022	1.76% - 1.85%
$105,436 (equivalent to NOK600 million)	October 2012	October 2017	5.92% - 6.23%	*
$41,008 (reducing to $32,142)	February 2013	December 2017	0.81% - 0.82%
$100,000 (remaining at $100,000)	March 2013	April 2023	1.85% - 1.97%
$151,008 (equivalent to NOK900 million)	March 2014	March 2019	6.03%	*
$108,375 (reducing to $70,125)	December 2016	December 2021	1.86% - 3.33%
$110,500 (reducing to $70,125)	January 2017	January 2022	1.56% - 3.09%
$34,580 (reducing to $19,413)	September 2015	March 2022	1.67%

* These swaps relate to the NOK600 million and NOK900 million senior unsecured bonds due 2017 and 2019 respectively, and the fixed interest rates paid are exchanged for the NIBOR plus the margin on the bonds. For the remaining swaps the fixed interest rate paid is exchanged for LIBOR, excluding margin on the underlying loans.
The interest rate swaps with a notional principal of $108.4 million have an inception date of December 2016, and the interest rate swaps with a notional principal of $110.5 million have an inception date of January 2017. The total notional principal amount subject to swap agreements as at September 30, 2015, excluding those with inception dates in the future, was $812.7 million (December 31, 2014: $1,094.1 million).
Foreign currency risk management
The Company has entered into currency swap transactions, involving the payment of U.S. dollars in exchange for Norwegian kroner, which are designated as hedges against the NOK600 million senior unsecured bonds due 2017 and NOK900 million senior unsecured bonds due 2019.

Principal Receivable	Principal Payable		Inception date	Maturity date
NOK600 million	$105.4	million	October 2012	October 2017
NOK900 million	$151.0	million	March 2014	March 2019
Apart from the NOK600 million and NOK900 million senior unsecured bonds due 2017 and 2019, respectively, the majority of the Company’s transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. Other than the corresponding currency swap transactions summarized above, the Company has not entered into forward contracts for either transaction or translation risk. Accordingly, there is a risk that currency fluctuations could have an adverse effect on the Company’s cash flows, financial condition and results of operations.
Fair Values
The carrying value and estimated fair value of the Company’s financial assets and liabilities at September 30, 2015 and December 31, 2014 are as follows:

	September 30, 2015	September 30, 2015	December 31, 2014	December 31, 2014
(in thousands of $)	Carrying value	Fair value	Carrying value	Fair value
Non-derivatives:
Available for sale securities	40,497	40,497	73,656	73,656
Floating rate NOK bonds due 2017	66,293	65,961	76,487	75,210
Floating rate NOK bonds due 2019	93,045	86,299	119,277	108,542
3.75% unsecured convertible bonds due 2016	125,000	127,441	125,000	124,375
3.25% unsecured convertible bonds due 2018	350,000	372,085	350,000	335,563
Derivatives:
Interest rate/ currency swap contracts - long-term receivables	21	21	3,294	3,294
Interest rate/ currency swap contracts - short-term payables	—	—	517	517
Interest rate/ currency swap contracts - long-term payables	117,424	117,424	106,679	106,679
The above long-term receivables relating to interest rate/ currency swap contracts at September 30, 2015, include $nil which relates to non-designated swap contracts (December 31, 2014: $2.6 million), with the balance relating to designated hedges. The above short-term payables relating to interest rate/ currency swap contracts at September 30, 2015, include $nil which relates to non-designated swap contracts (December 31, 2014: $0.2 million), with the balance relating to designated hedges. The above long-term payables relating to interest rate/ currency swap contracts at September 30, 2015, include $14.4 million which relates to non-designated swap contracts (December 31, 2014: $3.5 million), with the balance relating to designated hedges.

In accordance with the accounting policy relating to interest rate and currency swaps described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, where the Company has designated the swap as a hedge, and to the extent that the hedge is effective, changes in the fair values of interest rate swaps are recognized in other comprehensive income. Changes in the fair value of other swaps and the ineffective portion of swaps designated as hedges are recognized in the Consolidated Statement of Operations.

The above fair values of financial assets and liabilities as at September 30, 2015, were measured as follows:

		Fair value measurements using
(in thousands of $)	September 30, 2015	Quoted Prices in Active Markets for identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Available for sale securities	40,497	40,497		—
Interest rate/ currency swap contracts - long-term receivables	21		21
Total assets	40,518	40,497	21	—
Liabilities:
Floating rate NOK bonds due 2017	65,961	65,961
Floating rate NOK bonds due 2019	86,299	86,299
3.75% unsecured convertible bonds due 2016	127,441	127,441
3.25% unsecured convertible bonds due 2018	372,085	372,085
Interest rate/ currency swap contracts - long-term payables	117,424		117,424
Total liabilities	769,210	651,786	117,424	—
Fair value is measured in accordance with FASB ASC Topic 820 “Fair Value Measurement and Disclosures”. ASC 820 establishes a fair value hierarchy as follows:
Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 - Observable market based inputs other than quoted prices or unobservable inputs that are corroborated by market data.
Level 3 - Unobservable inputs for assets or liabilities that are not corroborated by market data.
Listed available-for-sale securities are recorded at fair value, being their market value as at the balance sheet date.

The estimated fair values for the floating rate NOK denominated bonds due 2017 and 2019, and the unsecured 3.75% and 3.25% convertible bonds due 2016 and 2018 respectively, are all based on their quoted market prices as at the balance sheet date.
The fair value of interest rate and currency swap contracts is calculated using a well-established independent valuation technique applied to contracted cash flows and LIBOR/NIBOR interest rates as at September 30, 2015.
Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Skandinaviska Enskilda Banken, ABN AMRO, Nordea, DNB and Credit Agricole Corporate and Investment Bank. However, the Company believes this risk is remote.
Since the Company was spun-off from Frontline in 2004, Frontline has accounted for a significant proportion of our operating revenues. In the nine months ended September 30, 2015, Frontline accounted for approximately 33% of our consolidated operating revenues (nine months ended September 30, 2014: 37%; year ended December 31, 2014: 37%). There is thus a concentration of revenue risk with Frontline.

11.	SHARE CAPITAL ADDITIONAL PAID-IN CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital is as follows:

(in thousands of $, except share data)	September 30, 2015	December 31, 2014
125,000,000 common shares of $1.00 par value each	125,000	125,000
Issued and fully paid share capital is as follows:

(in thousands of $, except share data)	September 30, 2015	December 31, 2014
93,468,000 common shares of $1.00 par value each (December 31, 2014: 93,404,000 shares)	93,468	93,404

The Company’s common shares are listed on the New York Stock Exchange.

During the nine months ended September 30, 2015, the Company issued a total of 64,000 shares in order to satisfy options exercised by two employees and three officers. The weighted average exercise price of the options was $10.55 per share, resulting in a premium on issue of $0.6 million.

The Company had accounted for the acquisition of vessels from Frontline at Frontline’s historical carrying value. The difference between the historical carrying values and the net investment in the leases was recorded as a deferred deemed equity contribution, which was presented as a reduction in net investment in direct financing leases in the balance sheet. This accounting treatment arises from the related party nature of both the initial transfer of the vessels and the subsequent leases. The deferred deemed equity contribution was amortized to contributed surplus over the life of the lease arrangements, as lease payments were applied to the principal balance of the lease receivable. In the nine months ended September 30, 2015, the Company had credited contributed surplus with $2.0 million of such deemed equity contributions (year ended December 31, 2014: $4.5 million). On June 5, 2015, the charter agreements with the subsidiaries of Frontline were amended with effect from July 1, 2015 (see Note 14: Related Party Transactions), following which the unamortized deferred deemed equity contributions have been incorporated into the lease schedules and no further amounts have been credited to contributed surplus since this date.

12.	SHARE OPTION PLAN
No options were granted in the nine months ended September 30, 2015.
As of September 30, 2015, the unrecognized compensation cost relating to non-vested options granted under the Company's Option Scheme was $nil (December 31, 2014: $nil).

13.	EARNINGS PER SHARE
The computation of basic earnings per share (“EPS”) is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

	Nine months ended September 30,		Year ended December 31,
(in thousands of $)	2015	2014	2014
Basic:
Net income available to stockholders	146,539	97,678	122,815
Diluted:
Net income available to stockholders	146,539	97,678	122,815
Interest expense on convertible bonds	16,811	16,811	22,431
	163,350	114,489	145,246

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Nine months ended September 30,		Year ended December 31,
(in thousands)	2015	2014	2014
Basic earnings per share:
Weighted average number of common shares outstanding	93,444	93,306	93,331
Diluted earnings per share:
Weighted average number of common shares outstanding	93,444	93,306	93,331
Effect of dilutive share options	20	74	84
Effect of dilutive convertible debt	25,535	23,333	23,332
	118,999	116,713	116,747

14.	RELATED PARTY TRANSACTIONS
The Company, which was formed in 2003 as a wholly-owned subsidiary of Frontline, was partially spun-off in 2004 and its shares commenced trading on the New York Stock Exchange in June 2004. A significant proportion of the Company’s business continues to be transacted with related parties.
The Company has transactions with the following related parties, being companies in which our principal shareholders Hemen Holding Ltd. and Farahead Investment Inc. (hereafter jointly referred to as “Hemen”) and companies associated with Hemen have, or had, a significant direct or indirect interest:

•Frontline
•Frontline Shipping and Frontline Shipping II Limited (collectively “Frontline Charterers”)
•Frontline 2012
•Seadrill
•NADL
•Golden Ocean
•Deep Sea
•Golar LNG Limited (“Golar”)
•United Freight Carriers LLC (“UFC”)
•Arcadia Petroleum Limited (“Arcadia”)

From September 2014, Golar ceased to be a related party to the Company following disassociation through the sale of shares held by a company associated with Hemen.

The Condensed Consolidated Balance Sheets include the following amounts due from and to related parties and associated companies, excluding direct financing lease balances (See Note 7: Investment in Direct Financing Leases).

(in thousands of $)	September 30, 2015	December 31, 2014
Amounts due from:
Frontline Charterers	14,437	30,714
Frontline	11,133	9,012
Frontline 2012	2,323	—
UFC	2,356	232
Deep Sea	1,675	1,338
Seadrill	—	111,195
SFL Linus	40,311	—
Total amount due from related parties	72,235	152,491
Loans to related parties - associated companies, long-term
SFL Deepwater	140,866	100,036
SFL Hercules	128,586	135,250
SFL Linus	125,000	110,745
Total loans to related parties - associated companies, long-term	394,452	346,031
Long-term receivables from related parties
Frontline	76,527	79,294
Total long-term receivables from related parties	76,527	79,294
Amounts due to:
Frontline Charterers	229	196
Frontline Management	—	848
Frontline 2012	—	65
Seadrill	27	—
Total amount due to related parties	256	1,109
SFL Deepwater, SFL Hercules and SFL Linus are wholly-owned subsidiaries which are not fully consolidated but are accounted for under the equity method as at September 30, 2015 within the financial statements (see Note 8: Investment In Associated Companies). As described below in “Related party loans”, at September 30, 2015 the long-term loans from Ship Finance to SFL Deepwater, SFL Hercules and SFL Linus, are presented net of their respective current accounts to the extent that it is an amount due to the associates.
Related party leasing and service contracts
As at September 30, 2015, 16 of the Company’s vessels which were leased to the Frontline Charterers (December 31, 2014: 17) and two of its offshore supply vessels which were leased to subsidiaries of Deep Sea (December 31, 2014: two) have been recorded as direct financing leases. In addition, included under operating leases at September 30, 2015, there were four offshore supply vessels leased to subsidiaries of Deep Sea (December 31, 2014: four), eight Capesize dry bulk carriers leased to a subsidiary of Golden Ocean (December 31, 2014: nil) and five dry bulk carriers leased to UFC (December 31, 2014: four). At September 30, 2015, the combined balance of net investments in direct financing leases with the Frontline Charterers and Deep Sea was $560.0 million (December 31, 2014: $839.9 million), of which $37.7 million (December 31, 2014: $37.5 million) represents short-term maturities. At September 30, 2015, the net book value of assets leased under operating leases to Golden Ocean, Deep Sea and UFC was $482.6 million (December 31, 2014: $198.9 million).

On June 5, 2015, amendments were made to the charter agreements with Frontline Charterers, which relate to the 12 VLCCs and four Suezmax tankers accounted for as direct financing leases. The amendments, which do not affect the duration of the leases and were effective from July 1, 2015, consist of reductions in the long-term daily time charter rates to $20,000 per day for VLCCs and $15,000 per day for Suezmax tankers, and increases in the daily management and operating fees payable to a subsidiary of Frontline to $9,000 per day for all vessels. The charters for three of the vessels were transferred from Frontline Shipping II Limited to Frontline Shipping, who is now the charter counterparty for all the vessels. Frontline has been released from their guarantee obligations under the charters, and in exchange, a cash buffer of $2 million per vessel will be built up in the chartering company as security for the obligations under the charters. As part of the amended agreements, the Company's profit sharing percentage increased from 25% to 50%, and is now calculated and paid on a quarterly basis. In the nine months ended September 30, 2015, the Company recorded profit share revenue of $16.6 million (nine months ended September 30, 2014: $nil; year ended December 31, 2014: $nil). In consideration for the agreed amendments, the Company received 55 million ordinary shares in Frontline, the fair value of which amounted to $150.2 million. As at September 30, 2015 , the Company's investment in Frontline shares amounted to approximately 28% of Frontline's issued share capital and was accounted for as an investment in an associated company, using the equity method (See Note 8: Investment in Associated Companies). On November 30, 2015, the merger between Frontline and Frontline 2012 was completed, resulting in Frontline 2012 becoming a wholly-owned subsidiary of Frontline. Consequently, the Company's interest has been diluted and reduced from the 28% at September 30, 2015 to approximately 7% in the merged entity (see Note 17: Subsequent Events).
A summary of leasing revenues earned from the Frontline Charterers, Golden Ocean, UFC and Deep Sea is as follows:

	Nine months ended		Year ended
Payments (in millions of $)	September 30, 2015	September 30, 2014	December 31, 2014
Operating lease income	24.3	20.7	26.4
Direct financing lease interest income	27.1	34.6	45.4
Finance lease service revenue	33.9	35.5	46.5
Direct financing lease repayments	27.3	32.9	43.1
Cash sweep and profit share income	38.6	22.3	33.8
In April 2015, the Company announced the agreement to acquire eight Capesize dry bulk carriers from subsidiaries of Golden Ocean for an aggregate acquisition price of $272 million. The vessels were delivered in the third quarter of 2015. The vessels are chartered on a time charter basis to a fully guaranteed subsidiary of Golden Ocean for a period of ten years with daily base charter rates of $17,600 per vessel during the first seven years and $14,900 per vessel thereafter. The charters include a charter rate adjustment element linked to movements in the interest rate level. The Company is entitled to a 33% profit share for revenues above the base charter rates, calculated and paid on a quarterly basis. There was $nil profit share revenue accumulated in the nine months ended September 30, 2015. Golden Ocean has a purchase option for the vessels at the end of year 10, and, if not exercised, Ship Finance can extend the charters for another three years at $14,900 per day. The vessel owning subsidiaries have also entered into fixed price technical management agreements with a subsidiary of Golden Ocean at $7,000 per vessel per day, including drydocking.

In addition to revenues, the Company paid the following fees to related parties:

	Nine months ended		Year ended
Payments (in millions of $)	September 30, 2015	September 30, 2014	December 31, 2014
Frontline:
Vessel Management Fees	35.1	36.9	48.4
Management Supervision Fees	0.1	2.4	2.9
Administration Services and other	0.4	0.4	0.9
Golden Ocean:
Vessel Management Fees	3.0	—	—
Operating Management Fees	0.6	0.5	0.8
Office Facilities:
Golar Management UK Limited	—	0.1	0.1
Arcadia	0.1	—	—
Frontline Management AS	0.3	0.3	0.4
Related party loans – associated companies
Ship Finance has entered into agreements with SFL Deepwater, SFL Hercules and SFL Linus granting them loans of $145 million, $145 million, and $125 million, respectively at fixed interest rates. These loans are repayable in full on July 11, 2023, October 1, 2023, and June 30, 2029, respectively, or earlier if the companies sell their drilling units. Ship Finance is entitled to take excess cash from these companies, and such amounts are recorded within their current accounts with Ship Finance. The loan agreements specify that the balance on the current accounts will have no interest applied and will be settled, to the extent that it is a receivable from Ship Finance, by offset against the eventual repayments of the fixed interest loans. Ship Finance had also previously entered into an agreement with SFL West Polaris for a loan of $145 million at a fixed interest rate. This was fully repaid when SFL West Polaris was sold on December 30, 2014 at which point it ceased to be an associated company.
In the nine months ended September 30, 2015, the Company received interest income on these loans of $4.9 million from SFL Deepwater (nine months ended September 30, 2014: $4.9 million; year ended December 31, 2014: $6.5 million), $4.9 million from SFL Hercules (nine months ended September 30, 2014: $4.9 million; year ended December 31, 2014: $6.5 million) and $4.2 million from SFL Linus (nine months ended September 30, 2014: $3.5 million; year ended December 31, 2014: $4.9 million). The Company received interest income from the loan it had with SFL West Polaris of $4.9 million in the nine months ended September 30, 2014 and $6.5 million in the year ended December 31, 2014.
Long-term receivables from related parties
The Company received loan notes from Frontline as compensation for the early termination of the charters on five vessels in 2013 and 2014. In the nine months ended September 30, 2015, interest receivable on these loan notes amounted to $10.3 million (nine months ended September 30, 2014: $2.8 million; year ended December 31, 2014: $4.0 million).

15.	COMMITMENTS AND CONTINGENT LIABILITIES
Assets Pledged

(in millions of $)	September 30, 2015
Book value of consolidated assets pledged under ship mortgages	$2,060

The Company and its equity-accounted subsidiaries have funded their acquisition of vessels, jack-up rigs and ultra-deepwater drilling units through a combination of equity, short-term debt and long-term debt. Providers of long-term loan facilities usually require that the loans be secured by mortgages against the assets being acquired. As at September 30, 2015, the Company ($1.8 billion) and its 100% equity-accounted subsidiaries ($855.5 million) had a combined outstanding indebtedness of $2.6 billion (December 31, 2014: $2.8 billion) under various credit facilities. Most of the Company’s vessels and rigs have been pledged under mortgages in respect of this outstanding indebtedness, excluding three 1,700 TEU container vessels and three 9,300-9,500 TEU newbuilding container vessels as at September 30, 2015.
Other Contractual Commitments and Contingencies
The Company has arranged insurance for the legal liability risks for its shipping activities with Gard P.& I. (Bermuda) Ltd, Assuranceforeningen Skuld (Gjensidig), The Steamship Mutual Underwriting Association Limited, The Korea Shipowner’s Mutual Protection & Indemnity Association, The West of England Ship Owners Mutual Insurance Association (Luxembourg), North of England P&I Association Limited, The Standard Club Europe Ltd and The United Kingdom Mutual Steam Ship Assurance Association (Europe) Limited, all of which are mutual protection and indemnity associations. The Company is subject to calls payable to the associations based on the Company’s claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which may result in additional calls on the members.
SFL Deepwater, SFL Hercules and SFL Linus are wholly-owned subsidiaries of the Company accounted for using the equity method. Accordingly, their assets and liabilities are not consolidated in the Company's Consolidated Balance Sheets, but are presented on a net basis under “Investment in associated companies”. As of September 30, 2015, their combined borrowings amounted to $855.5 million (December 31, 2014: $1,038.3 million) and the Company guaranteed $255 million (December 31, 2014: $260 million) of this debt.
At September 30, 2015, the Company had contractual commitments under acquisition agreements and newbuilding contracts totaling approximately $246 million (December 31, 2014: $85 million). This consisted of $246 million committed to acquire three 9,300-9,500 TEU container vessels.
The Company is routinely party both as plaintiff and defendant to lawsuits in various jurisdictions under charter hire obligations arising from the operation of its vessels in the ordinary course of business. The Company believes that the resolution of such claims will not have a material adverse effect on its results of operations or financial position. The Company has not recognized any contingent gains or losses arising from the pending results of any such lawsuits.

16.	CONSOLIDATED VARIABLE INTEREST ENTITIES

The Company’s consolidated financial statements include 26 variable interest entities, all of which are wholly-owned subsidiaries. These subsidiaries own vessels with existing charters during which related and third parties have fixed price options to purchase the respective vessels, at dates varying from September 2017 to July 2025. It has been determined that the Company is the primary beneficiary of these entities, as none of the purchase options are deemed to be at bargain prices and none of the charters include sales options.
At September 30, 2015, the vessels of two of these entities are accounted for as direct financing leases with a combined carrying value of $59.5 million, unearned lease income of $12.6 million and estimated residual values of $21.7 million. The outstanding loan balances in these two entities total $25.0 million, of which the short-term portion is $4.8 million.
The other 24 fully consolidated variable interest entities each own vessels which are accounted for as operating lease assets, with a total net book value at September 30, 2015, of $621.0 million. The outstanding loan balances in these entities total $327.5 million, of which the short-term portion is $32.7 million.

17.	SUBSEQUENT EVENTS
In June 2015, the Company agreed to acquire three 9,300-9,500 TEU newbuilding container vessels from an unrelated third party. One of the vessels was delivered from the shipyard in November 2015 and the remaining two are expected to be delivered in the first and second quarters of 2016.
In September 2015, the Company announced that it has agreed to sell the 1995 built Suezmax Front Splendour, to an unrelated third party. The vessel was delivered to its new owner in October 2015, and Ship Finance received a net amount of approximately $13 million, after compensation of approximately $1.3 million to Frontline for the termination of the current charter.
In October 2015, the Company agreed to acquire, through a lease arrangement, certain other large container vessels with expected delivery in late 2016 and early 2017. The vessels will be chartered out to a large container line company.
In November 2015, the Company announced that it has agreed to sell the 1998 built Suezmax Mindanao, to an unrelated third party. The vessel is expected to be delivered to its new owner in December 2015, and Ship Finance will receive a net amount of approximately $17.9 million, after compensation of approximately $3.3 million to Frontline for the termination of the current charter.
On November 24, 2015, the Board of Directors of the Company declared a dividend of $0.45 per share, which will be paid in cash on or about December 30, 2015.
On November 30, 2015, the merger between Frontline and Frontline 2012 was completed, resulting in Frontline 2012 becoming a wholly-owned subsidiary of Frontline. Consequently, the Company's interest has been diluted and reduced from the 28% at September 30, 2015 to approximately 7% in the merged entity.

SHIP FINANCE INTERNATIONAL LIMITED
As used herein, “we,” “us,” “our” and “the Company” all refer to Ship Finance International Limited and its subsidiaries. This management’s discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the nine months ended September 30, 2015

General
We are Ship Finance International Limited, a Bermuda-based company incorporated in Bermuda on October 10, 2003, as a Bermuda exempted company under the Bermuda Companies Law of 1981 (Company No. EC-34296). We are engaged primarily in the ownership and operation of vessels and offshore related assets, and also involved in the chartering, purchase and sale of assets.  Our registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and our telephone number is +1 (441) 295-9500.

We operate through subsidiaries located in Bermuda, Cyprus, Malta, Liberia, Norway, Singapore, the United Kingdom and the Marshall Islands.
We are a leading global ship-owning company with one of the largest and most diverse asset bases across the maritime and offshore industries. As of December 10, 2015, our assets consist of 17 oil tankers, 22 dry bulk carriers, 18 container vessels, two car carriers, two jack-up drilling rigs, two ultra-deepwater drilling units, six offshore supply vessels and two chemical tankers. We have agreed to sell one of the oil tankers, with delivery to its new owner expected in December 2015.
In June 2015, the Company agreed to acquire three 9,300-9,500 twenty-foot equivalent units (“TEU”) newbuilding container vessels from an unrelated third party. One of the vessels was delivered from the shipyard in November 2015 and the remaining two are expected to be delivered in the first and second quarters of 2016.

Additionally we have agreed to acquire through a lease arrangement certain other large container vessels with delivery in late 2016 and early 2017.
As at December 10, 2015, our customers included Frontline Shipping Limited (“Frontline Shipping”), Seadrill Limited (“Seadrill”), North Atlantic Drilling Ltd. (“NADL”), United Freight Carriers LLC (“UFC”), Sinochem Shipping Co. Ltd, Heung-A Shipping Co. Ltd, Hyundai Glovis Co. Ltd., Western Bulk AS, Rudolf A. Oetker KG (“Hamburg Süd”), PT Apexindo Pratama Duta, Orient Overseas Container Line Ltd (“OOCL”), Hanjin Shipping (“Hanjin”), MSC Mediterranean Shipping Company S.A. (“MSC”), China National Chartering Co. Ltd (“Sinochart”), Golden Ocean Group Limited (“Golden Ocean”), Maersk Line A/S (“Maersk”), and Deep Sea Supply Plc and Deep Sea Supply BTG AS, which we together refer to as Deep Sea.

Recent and Other Developments
In June 2015, the Company agreed to acquire three 9,300-9,500 TEU newbuilding container vessels from an unrelated third party. One of the vessels was delivered from the shipyard in November 2015 and the remaining two are expected to be delivered in the first and second quarters of 2016.
In September 2015, the Company announced that it has agreed to sell the 1995 built Suezmax Front Splendour, to an unrelated third party. The vessel was delivered to its new owner in October 2015, and Ship Finance received a net amount of approximately $13 million, after compensation of approximately $1.3 million to Frontline for the termination of the current charter.
In October 2015, the Company agreed to acquire, through a lease arrangement, certain other large container vessels with expected delivery in late 2016 and early 2017. The vessels will be chartered out to a large container line company.
In November 2015, the Company announced that it has agreed to sell the 1998 built Suezmax Mindanao, to an unrelated third party. The vessel is expected to be delivered to its new owner in December 2015, and Ship Finance will receive a net amount of approximately $17.9 million, after compensation of approximately $3.3 million to Frontline for the termination of the current charter.
On November 24, 2015, the Board of Directors of the Company declared a dividend of $0.45 per share, which will be paid in cash on or about December 30, 2015.
On November 30, 2015, the merger between Frontline and Frontline 2012 Ltd. (“Frontline 2012”) was completed, resulting in Frontline 2012 becoming a wholly-owned subsidiary of Frontline. Consequently, the Company's interest has been diluted and reduced from the 28% at September 30, 2015 to approximately 7% in the merged entity.

Operating Results

	Nine months ended	Nine months ended
(in thousands of $)	September 30, 2015	September 30, 2014
Total operating revenues	292,826	238,825
(Loss)/ gain on sale of assets and termination of charters	3,264	20,101
Total operating expenses	(178,583)	(143,039)
Net operating income	117,507	115,887
Interest income	30,158	30,353
Interest expense	(52,996)	(64,019)
Other non-operating items, net	26,180	(7,568)
Equity in earnings of associated companies	25,690	23,025
Net income	146,539	97,678
Net operating income for the nine months ended September 30, 2015 was $117.5 million, compared with $115.9 million for the nine months ended September 30, 2014. The increase was principally due to the increase in operating revenues arising mainly from additional revenue earned from the net increase to the fleet of vessels operating on time charters and higher profit share revenue (see below), partly offset by higher operating expenses, an impairment charge of $29.2 million and the absence of gains on termination of charters. Net income for the period increased by $48.9 million compared with the same period in 2014, due to a $44.6 million gain on sale of notes and warrants included in “Other non-operating items, net”, higher operating income, lower interest expense and higher earnings in associated companies, reduced by an increase in adverse mark-to-market adjustments for derivatives.
Two ultra-deepwater drilling units and one harsh environment jack-up drilling rig were accounted for under the equity method during the nine months ended September 30, 2015. In addition to these, during the nine months ended September 30, 2014, two container vessels chartered-in on bareboat charters and a further ultra-deepwater drilling unit were accounted for under the equity method. The net income of the wholly-owned subsidiaries owning or chartering these assets, and also the net income resulting from the 28% shareholding in Frontline received in June 2015, are included under “equity in earnings of associated companies”, where they are reported net of operating and non-operating expenses.
Total operating revenues

	Nine months ended	Nine months ended
(in thousands of $)	September 30, 2015	September 30, 2014
Direct financing lease interest income	27,145	34,566
Finance lease service revenues	33,897	35,490
Profit sharing revenues	38,643	22,338
Time charter revenues	111,936	64,957
Bareboat charter revenues	52,324	52,208
Voyage charter revenues	23,942	26,426
Other operating income	4,939	2,840
Total operating revenues	292,826	238,825

Total operating revenues increased 23% in the nine months ended September 30, 2015, compared with the previous year.

Direct financing lease interest income arises on most of our tankers and also two offshore supply vessels. In general, direct financing lease interest income reduces over the terms of our leases, as progressively a lesser proportion of the lease rental payment is allocated to interest income and a greater proportion is treated as repayment of investment in the finance lease.
In November 2014, we sold three VLCCs which were direct financing lease assets chartered to subsidiaries of Frontline. The decrease in direct financing lease interest income in the nine months ended September 30, 2015, was mainly due to the sale of these three VLCCs and the sale of the Suezmax tanker Front Glory in September 2015. In addition, the amendments to the charter agreements with the subsidiaries of Frontline from July 1, 2015, onwards, which are presented in more detail in Note 14: Related Party Transactions, also resulted in a reduction in finance lease interest income.

The reduction in finance lease service revenue is also due to the sale of the three VLCCs in November 2014 and the sale of the Suezmax tanker in September 2015. This was partly offset by the increase in the daily management fees from $6,500 to $9,000 per day in the amendments to the Frontline agreements from July 1, 2015.
There was $19.9 million of cash sweep revenues and a $16.6 million of profit share recorded under profit sharing revenues from the vessels on charter to the Frontline Shipping and Frontline Shipping II Limited (collectively "Frontline Charterers") in the nine months ended September 30, 2015, compared with $21.4 million in the same period in 2014. The increase is due to higher charter rates in the tanker market and amendments that became effective on July 1, 2015, partly offset by the sale of the three VLCCs in November 2014 and one Suezmax tanker in September 2015. The charter agreements, which were initially amended on December 30, 2011, provided that the Frontline Charterers were obligated to pay the Company 100% of the earnings on a time charter equivalent basis above the temporarily reduced time charter rates, subject to a maximum of $6,500 per day for each vessel from January 1, 2012 until December 31, 2015 (the “cash sweep”). The cash sweep for any full year was payable in March of the following year. The amended charter agreements also increased the profit sharing percentage from 20% to 25% for earnings above the original base rates from January 1, 2012 onwards. During the nine months ended September 30, 2015 and September 30, 2014 and the year ended December 31, 2014, no amounts were recognized in the consolidated financial statements under the 25% profit share agreement. Following Frontline’s prepayment of $50.0 million of profit share in December 2011, $50.0 million of profit share would have needed to accumulate before the 25% profit share revenues could be recognized in the consolidated financial statements. Further amendments to the charter agreements with subsidiaries of Frontline where made with effect from July 1, 2015. These included reduced time charter rates and an increase in the profit share to 50% above the new time charter rates, calculated and paid on a quarterly basis. Under this latest amendment to the profit share agreement, the $50.0 million threshold is no longer applicable for any profit share calculations after July 1, 2015 and the cash sweep is no longer in place. The cash sweep payable at June 30, 2015 was settled in full as part of this latest amendment. For the nine months ended September 30, 2015, $16.6 million of profit share was recorded under the latest amended agreement effective July 1, 2015.
We also have a profit share arrangement related to the eight Capesize dry bulk vessels on charter to a fully guaranteed subsidiary of Golden Ocean, whereby the Company is entitled to a 33% profit share above the base rate, calculated and paid on a quarterly basis. The vessels were delivered between July and September 2015, and $nil profit share revenue accumulated in the nine months ended September 30, 2015.
Additionally, we also have a profit sharing agreement relating to five Handysize dry bulk carriers chartered to UFC, which earned us $2.1 million in the nine months ended September 30, 2015, compared with $0.9 million in the same period 2014.
During the nine months ended September 30, 2014, time charter revenues were earned by seven container vessels, two car carriers and 14 dry bulk carriers. Since September 30, 2014, we have taken delivery of eight Capesize dry bulk carriers and four 8,700 TEU container vessels operating under time charters, and have disposed of five 2,800 TEU container vessels. The 72% increase in time charter revenues for the nine months ended September 30, 2015, compared to the same period in 2014 is due to a net increase in vessels operating under time charters and to higher revenue earned by the 12 vessels delivered compared with the five vessels disposed of.
Bareboat charter revenues are earned by our vessels and rigs which are leased under operating leases on a bareboat basis. In the nine months ended September 30, 2014, these consisted of four offshore supply vessels, two chemical tankers, one jack-up drilling rig, two 1,700 TEU container vessels, two 5,800 TEU container vessels (delivered in March 2014) and seven 4,100 TEU container vessel (delivered between March and May 2014). Since September 30, 2014, the same vessels have operated under bareboat charters, and the small increase in bareboat charter revenues is due to the operation throughout the nine months ended September 30, 2015, of the vessels delivered during the course of the nine months ended September 30, 2014, partly offset by contractually agreed reductions in charter rates for the four offshore supply vessels.
Two of our Suezmax tankers are traded on a voyage charter basis. The reduction in voyage charter revenues for the nine months ended September 30, 2015, compared to the same period in 2014 is mainly due to the drydocking of one of the vessels in the nine months ended September 30, 2015.
Cash flows arising from finance leases
The following table sets forth our cash flows from the direct financing leases with the Frontline Charterers and Deep Sea, and shows how they were accounted for:

	Nine months ended	Nine months ended
(in thousands of $)	September 30, 2015	September 30, 2014
Charter hire payments accounted for as:
Direct financing lease interest income	27,145	34,566
Finance lease service revenues	33,897	35,490
Direct financing lease repayments	27,326	32,880
Total direct financing lease payments received	88,368	102,936
Our vessels chartered to the Frontline Charterers are leased on time charter terms, where we are responsible for the management and operation of such vessels. The management and operation of vessels leased to the Frontline Charterers has been effected by entering into fixed price agreements with Frontline Management (Bermuda) Ltd. (“Frontline Management”), a subsidiary of Frontline, whereby we pay Frontline Management a fee of $6,500 per day for each vessel chartered to the Frontline Charterers. Accordingly, $6,500 per day is allocated from each time charter payment we receive from the Frontline Charterers to cover our lease executory costs, and this is classified as “finance lease service revenue”. If any vessel chartered to the Frontline Charterers is sub-chartered on a bareboat basis, then the charter payments for that vessel are reduced by $6,500 per day for the duration of the bareboat sub-charter. Amendments to the management agreements with Frontline Management took effect from July 1, 2015, whereby the fixed price management fee increased from $6,500 per day to $9,000 per day for each of the vessels.

Gain on sale of assets and termination of charters
A gain of $3.3 million was recorded in the nine months ended September 30, 2015, being $3.4 million arising on the gain on disposal of a Suezmax tanker vessel sold in September 2015 and a loss of $0.1 million on the disposal of five container vessels. An impairment charge of $11.8 million had been made against the carrying value of the five container vessels in the year ended December 31, 2014. In the nine months ended September 30, 2014, gains of $20.1 million were recorded relating to amounts received following the settlement of claims arising from the termination of charters on four Handysize dry bulk vessels in 2012.
Operating expenses

	Nine months ended	Nine months ended
(in thousands of $)	September 30, 2015	September 30, 2014
Vessel operating expenses	87,686	88,312
Depreciation	56,156	48,892
Vessel impairment charge	29,161	—
Administrative expenses	5,580	5,835
Total operating expenses	178,583	143,039
Vessel operating expenses consist of payments to Frontline Management of $6,500 per day up until June 30, 2015 for each vessel chartered to the Frontline Charterers, in accordance with the vessel management agreements. As discussed above, from July 1, 2015, this increased to $9,000 per day for each of these vessels. In addition, we have a management agreement with Golden Ocean Group Management (Bermuda) Ltd for the eight vessels chartered to a subsidiary of Golden Ocean whereby we pay a fixed fee of $7,000 per day for each of the vessels.
Operating expenses also include operating and occasional voyage expenses for the container vessels, dry bulk carriers and car carriers operated on a time charter basis and managed by related and unrelated third parties, and also voyage expenses for the two Suezmax tankers currently operating on voyage charters.
Total vessel operating expenses decreased by $0.6 million for the nine months ended September 30, 2015, compared with the same period in 2014, as a result of the disposal in November 2014 of three VLCCs, one Suezmax tanker sold in September 2015 and lower voyage expenses in line with reduced voyage charter revenues. These reductions were partly offset by drydocking costs for one of the Suezmax tankers, higher expenses resulting from the net increase to the fleet of vessels operating on time charters and the increase in the daily operating costs from $6,500 to $9,000 per day in the amendments to the Frontline agreements from July 1, 2015.

Depreciation expenses relate to the vessels on charters accounted for as operating leases and on voyage charters. The increase in depreciation for the nine months ended September 30, 2015, compared to the same period in 2014 is due to the eight Capesize dry bulk carriers and four container vessels delivered since September 30, 2014, partly offset by the disposal of five container vessels in February 2015.
In June 2015, a review of the carrying value of long-lived assets indicated that the carrying value of two of our 1,700 TEU container vessels was impaired and an impairment charge was taken. No vessel impairment charge was recorded in the nine months ended September 30, 2014.
The small decrease in administrative expenses for the nine months ended September 30, 2015, compared to the same period in 2014 is primarily due to a reduction in salary costs.
Interest income
Total interest receivable decreased by $0.2 million for the nine months ended September 30, 2015, compared to the same period in 2014. Interest receivable on Frontline loan notes increased by $7.5 million comparing the nine months ended September 30, 2015 to the same period in 2014, as a result of additional notes received on the disposal of three VLCCs in November 2014. Interest receivable from associated companies decreased by $4.2 million, as a result of the disposal of SFL West Polaris on December 30, 2014. In the nine months ended September 30, 2014, interest amounting to $4.1 million was received on the cancellation of a newbuilding contract.

Interest expense

	Nine months ended	Nine months ended
(in thousands of $)	September 30, 2015	September 30, 2014
Interest on US$ floating rate loans	17,042	17,811
Interest on NOK500 million senior unsecured floating rate bonds due 2014	—	1,137
Interest on NOK600 million senior unsecured floating rate bonds due 2017	3,572	4,691
Interest on NOK900 million senior unsecured floating rate bonds due 2019	4,375	4,674
Interest on 3.75% senior unsecured convertible bonds due 2016	3,503	3,503
Interest on 3.25% senior unsecured convertible bonds due 2018	8,531	8,531
Swap interest	7,147	15,273
Other interest	5	189
Amortization of deferred charges	8,821	8,210
Total interest expense	52,996	64,019
At September 30, 2015, the Company, including its consolidated subsidiaries had total debt outstanding of $1.8 billion (September 30, 2014: $1.8 billion) which is comprised of $159.3 million (NOK1,358 million) outstanding principal amount of NOK floating rate bonds (September 30, 2014: $227.8 million, NOK1,464 million), $350.0 million in 3.25% convertible bonds (September 30, 2014: $350.0 million), $125.0 million outstanding principal amount of 3.75% convertible bonds (September 30, 2014: $125.0 million), and $1.1 billion under floating rate secured long term credit facilities (September 30, 2014: $1.1 billion). The average three-month LIBOR was 0.28% in the nine months ended September 30, 2015 and 0.23% in the nine months ended September 30, 2014. The decrease in interest expense associated with our floating rate debt for the nine months ended September 30, 2015, compared to the same period in 2014 is mainly due to the timing of loan repayments and drawdowns since September 30, 2014.
The decrease in interest payable on the NOK bonds due 2014 is due to their redemption in April 2014. The decrease in interest payable on the NOK bonds due 2019 and on the NOK bonds due 2017 is due to the repurchase of some of these bonds since September 30, 2014.
At September 30, 2015, the Company and its consolidated subsidiaries were party to interest rate swap contracts, which effectively fix our interest rates on $0.8 billion of floating rate debt at a weighted average rate excluding margin of 3.34% per annum (September 30, 2014: $1.1 billion of floating rate debt fixed at a weighted average rate excluding margin of 3.59% per annum).
As reported above, certain assets were accounted for under the equity method in 2015 and 2014. Their non-operating expenses, including net interest expenses, are not included above, but are reflected in “equity in earnings of associated companies” - see below.

Other non-operating items
In the nine months ended September 30, 2015, other non-operating items amounted to a net gain of $26.2 million, compared to a net loss of $7.6 million for the nine months ended September 30, 2014. The net gain for the nine months ended September 30, 2015, consists mainly of a $44.6 million gain on sale of loan notes and share warrants, offset by $13.6 million adverse mark-to-market adjustments to financial instruments, $4.3 million cash payments on non-designated interest rate swaps and $1.1 million loan commitment fees. The net loss for the nine months ended September 30, 2014, consists mainly of $1.4 million adverse mark-to-market adjustments to financial instruments, $5.1 million cash payments on non-designated interest rate swaps and $1.0 million loan commitment fees.
Equity in earnings of associated companies
During the periods under review, the Company had certain wholly-owned subsidiaries which are accounted for under the equity method, as discussed in Note 8 of the Consolidated Financial Statements included herein. In June 2015, the Company received 55 million ordinary shares in Frontline amounting to approximately 28% of its issued share capital and this investment is also accounted for under the equity method. The total equity in earnings of associated companies in the nine months ended September 30, 2015, was $2.7 million higher than in the comparative period in 2014 due to the $5.1 million increase in earnings from the newbuilding harsh environment jack-up drilling rig West Linus delivered in February 2014 and the Company's $2.4 million equity share in the earnings of Frontline since June 5, 2015, partly offset by the sale of the ultra-deepwater drillship West Polaris in December 2014, the termination of arrangements for chartering in two container vessels during the nine months ended September 30, 2014, and reduced direct financing lease interest income on the ultra-deepwater drilling units West Taurus and West Hercules.

Seasonality
Most of our vessels are chartered at fixed rates on a long-term basis and seasonal factors do not have a significant direct effect on our business. Our tankers on charter to the Frontline Charterers are subject to profit sharing and cash sweep agreements and to the extent that seasonal factors affect the profits of the charterers of these vessels, we will also be affected. Under the amended agreement with Frontline with effect from July 1, 2015, the cash sweep is no longer applicable and the profit share is calculated and payable on a quarterly basis.
Five of our Handysize dry bulk carriers currently employed under short-term charters to UFC are also subject to agreements for profit sharing payable following the completion of the final voyage under their respective charters, and the effects of seasonality will be limited to the timing of these profit sharing revenues.
In addition, the eight Capesize dry bulk carriers delivered to the Company in the third quarter of 2015 are subject to profit sharing agreements under the long term charter agreements with Golden Ocean. The profit share under these agreements will be calculated and payable on a quarterly basis.
Liquidity and Capital Resources
At September 30, 2015, we had total cash and cash equivalents of $60.3 million and available for sale securities of $40.5 million. In the nine months ended September 30, 2015, we generated cash of $169.7 million from operations. We used $274.0 million net in investing activities and generated $113.8 million net in financing activities.

Cash flows provided by operating activities increased for the nine months ended September 30, 2015 to $169.7 million, compared to $95.8 million for the same period in 2014, due to better results and receipts of $32.7 million and $19.9 million in cash sweep income accrued for the year ended December 31, 2014 and the period ended June 30, 2015 respectively. There was no cash sweep income received in 2014.
Net cash used in investing activities was $274.0 million for the nine months ended September 30, 2015, compared to $58.1 million used in the same period in 2014. The increase in cash used in investing activities is due mainly to an increase the purchase of new vessels and in amounts paid to associated companies, and a reduction in proceeds received from the sale of vessels and termination of charters. There was a receipt of $96.7 million on cancellation of four newbuilding contracts and $20.1 million of compensation on termination of charters in nine months ended September 30, 2014 compared with $11.8 million arising on the disposal of a Suezmax tanker in September 2015. In addition, a $50.0 million loan was repaid to us in the nine months ended September 30, 2014. This was partly offset by a receipt of $111.1 million from the sale of SFL West Polaris and $71.7 million from the sale of loan notes in Horizon Lines, LLC and share warrants in Horizon Lines, Inc. in the nine months ended September 30, 2015.

Net cash generated by financing activities for the nine months ended September 30, 2015 was $113.8 million, compared to $63.7 million net cash used in the same period in 2014. The $177.5 million increase in net cash generated results primarily from a reduction in loan repayments, including bond repurchases. The Company made dividend payments of $120.5 million in the nine months ended September 30, 2015 compared with $113.9 million in the same period in 2014.
In addition to bank financing, the Company continually monitors equity and debt capital market conditions and may raise additional capital through the issuance of equity or debt securities from time to time.

The following table summarizes our consolidated borrowings at September 30, 2015.

	As of September 30, 2015
(in millions of $)	Outstanding balance	Net amount available to drawdown
Loan facilities secured with mortgages on vessels and rig including newbuildings	1,141.43	78.58
Unsecured borrowings:
3.75% senior unsecured convertible bonds due 2016	125.00	—
NOK600 million senior unsecured floating rate bonds due 2017	66.29	—
3.25% senior unsecured convertible bonds due 2018	350.00	—
NOK900 million senior unsecured floating rate bonds due 2019	93.05	—
	1,775.77	78.58
As of September 30, 2015, there was $78.6 million net available to draw under secured revolving credit facilities. In July 2015, the Company entered into a $166.4 million secured term loan facility, which was used to partly finance the acquisition of eight Capesize dry bulk carriers from Golden Ocean, delivered between July and September 2015.
In addition to the above, our equity accounted subsidiaries with total debt outstanding of $0.9 billion as at September 30, 2015, had net amounts available to draw under secured revolving credit facilities of $150.0 million.

Security and Collateral
The main security provided under the secured credit facilities include (i) guarantees from subsidiaries, as well as instances where the Company guarantees all or part of the loans; (ii) a first priority pledge over all shares of the relevant asset owning subsidiaries; (iii) a first priority mortgage over the relevant collateral assets which includes substantially all of the vessels and the drilling units that are currently owned by the Company, excluding three 1,700 TEU container vessels; and (iv) a first priority security interest over all earnings and proceeds from insurance policies with respect to the assets in the relevant asset owning subsidiaries.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed herein may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements herein are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand for the carriage of dry bulk cargoes and goods shipped in container vessels, the level of global oil exploration, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission and our Annual Report on Form 20-F.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: December 10, 2015

By:	/s/ Harald Gurvin
Name: Harald Gurvin
Title: Chief Financial Officer
Ship Finance Management AS